UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GasLog Ltd.
(Name of Issuer)

Common Shares, $0.01 Par Value
(Title of Class of Securities)

G37585109
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☑           Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G37585109	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OLYMPIC LNG INVESTMENTS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,512,242
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 4,512,242
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,512,242
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%1
12	TYPE OF REPORTING PERSON (See Instructions) CO

1 The percent ownership is calculated based upon an aggregate of 62,863,166 common shares outstanding as of September 30, 2012, as reported in GasLog Ltd.’s Form 6-K filed under the Securities Exchange Act of 1934, as amended, on November 21, 2012.

CUSIP No.	G37585109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) A.S.O. HOLDINGS S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,512,242
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 4,512,242
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,512,242
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%2
12	TYPE OF REPORTING PERSON (See Instructions) CO

2 The percent ownership is calculated based upon an aggregate of 62,863,166 common shares outstanding as of September 30, 2012, as reported in GasLog Ltd.’s Form 6-K filed under the Securities Exchange Act of 1934, as amended, on November 21, 2012.

CUSIP No.	G37585109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) A.S.O. FINANCIERA S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,512,242
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 4,512,242
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,512,242
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%3
12	TYPE OF REPORTING PERSON (See Instructions) CO

3 The percent ownership is calculated based upon an aggregate of 62,863,166 common shares outstanding as of September 30, 2012, as reported in GasLog Ltd.’s Form 6-K filed under the Securities Exchange Act of 1934, as amended, on November 21, 2012.

CUSIP No.	G37585109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALEXANDER S. ONASSIS FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Lichtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,512,242
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 4,512,242
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,512,242
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%4
12	TYPE OF REPORTING PERSON (See Instructions) OO

4 The percent ownership is calculated based upon an aggregate of 62,863,166 common shares outstanding as of September 30, 2012, as reported in GasLog Ltd.’s Form 6-K filed under the Securities Exchange Act of 1934, as amended, on November 21, 2012.

Item 1.

	(a)	Name of Issuer:

GasLog Ltd.

	(b)	Address of Issuer’s Principal Executive Offices:

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
98000, Monaco
Item 2.

	(a)	Name of Person Filing:

Olympic LNG Investments Ltd.
A.S.O. Holdings S.A.
A.S.O. Financiera S.A.
Alexander S. Onassis Foundation

(1) Olympic LNG Investments Ltd. (“Olympic”) is the direct beneficial owner of 4,512,242 common shares.

(2)  A.S.O. Holdings S.A. (“Holdings”) owns 100% of Olympic.  By reason of Holdings’s control of Olympic, Holdings may be deemed to be the beneficial owner of, and to have the power to vote and dispose of, the common shares beneficially owned by Olympic.

(3)  A.S.O. Financiera S.A. (“Financiera”) owns 100% of Holdings.  By reason of Financiera’s control (through Holdings) of Olympic, Financiera may be deemed to be the beneficial owner of, and to have the power to vote and dispose of, the common shares beneficially owned by Olympic.

(4)  The Alexander S. Onassis Foundation (the “Foundation”) owns 100% of Financiera.  By reason of the Foundation’s control of Financiera, the Foundation may be deemed to be the beneficial owner of, and to have the power to vote and dispose of, the common shares beneficially owned by Olympic.

	(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of Olympic LNG Investments Ltd. is:
c/o Codan Services Limited
Clarendon House
2 Church Street
Hamilton, HM 11, Bermuda

The principal business office of A.S.O. Holdings S.A. is:
Calle Aquillino de la Guardia 8
Panama 1, Republic of Panama

The principal business office of A.S.O. Financiera S.A. is:
Calle Aquillino de la Guardia 8
Panama 1, Republic of Panama

The principal business office of the Alexander S. Onassis Foundation is:
Heiligkreuz 6
Vaduz, Lichtenstein

	(c)	Citizenship

Olympic LNG Investments Ltd. is a Bermuda company.
A.S.O. Holdings S.A. is a Panama corporation.
A.S.O. Financiera S.A. is a Panama corporation.
Alexander S. Onassis Foundation is a Lichtenstein foundation.

	(d)	Title of Class of Securities: Common Shares, par value $0.01 per share

	(e)	CUSIP Number: G37585109

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.		Ownership

The information in Item 1 and Items 5 though 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

Item 5.		Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.		Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.		Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.		Certification.

NOT APPLICABLE

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

OLYMPIC LNG INVESTMENTS LTD.

By:	/s/ Ioannis Ioannidis
Name: Ioannis Ioannidis
Title: Director

By:	/s/ Michael Gialouris
Name: Michael Gialouris
Title: Director

A.S.O. HOLDINGS S.A.

By:	/s/ Ioannis Ioannidis
Name: Ioannis Ioannidis
Title: Director

By:	/s/ Marianna Moschou
Name: Marianna Moschou
Title: Director

A.S.O. FINACIERA S.A.

By:	/s/ Ioannis Ioannidis
Name: Ioannis Ioannidis
Title: Director

By:	/s/ Marianna Moschou
Name: Marianna Moschou
Title: Director

ALEXANDER S. ONASSIS FOUNDATION

By:	/s/ Ioannis Ioannidis
Name: Ioannis Ioannidis
Title: Vice President

By:	/s/ Marianna Moschou
Name: Marianna Moschou
Title: Secretary

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G or, to the extent required by applicable law, Schedule 13D with respect to the Common Shares, par value $0.01 per share, of GasLog Ltd., a Bermuda company, beneficially owned by them, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13G or, if applicable, Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13G or, to the extent required by applicable law, Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13G or Schedule 13D by reason of entering into this Joint Filing Agreement.

The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 14th day of February, 2013.

OLYMPIC LNG INVESTMENTS LTD.

By:	/s/ Ioannis Ioannidis
Name: Ioannis Ioannidis
Title: Director

By:	/s/ Michael Gialouris
Name: Michael Gialouris
Title: Director

A.S.O. HOLDINGS S.A.

By:	/s/ Ioannis Ioannidis
Name: Ioannis Ioannidis
Title: Director

By:	/s/ Marianna Moschou
Name: Marianna Moschou
Title: Director

A.S.O. FINACIERA S.A.

By:	/s/ Ioannis Ioannidis
Name: Ioannis Ioannidis
Title: Director

By:	/s/ Marianna Moschou
Name: Marianna Moschou
Title: Director

ALEXANDER S. ONASSIS FOUNDATION

By:	/s/ Ioannis Ioannidis
Name: Ioannis Ioannidis
Title: Vice President

By:	/s/ Marianna Moschou
Name: Marianna Moschou
Title: Secretary